China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

January 23, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

On January 6, 2012, China Kangtai Cactus Bio-tech, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated January 6, 2012 (the “Letter”). The Company hereby requests an extension of the due date of the Company’s response to the Letter to February 3, 2012.

An extension is necessary due to the need for the Company to obtain and compile significant additional financial information, which is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or James Shafer of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

cc: James Shafer
      The Crone Law Group